Exhibit 99.2

To the Board of Directors of

Companhia Vale do Rio Doce (“CVRD”)

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (File Nos. 333-110867: 333-10867-01) of CVRD and Vale Overseas Limited of our report dated January 21, 2004 relating to the Financial Statements of ALUNORTE – Alumina do Norte do Brasil S.A. for the year ended December 31, 2003, which is included in the Annual Report on Form 20-F of CVRD and Vale Overseas Limited for the year ended December 31, 2004.

Rio de Janeiro, Brazil

October 24, 2005

/s/ Trevisan Auditores Independentes

TREVISAN AUDITORES INDEPENDENTES